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February 18, 2014

Filed via EDGAR

John Reynolds, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:       Hispanica International Delights of America, Inc.
                     Amendment to Registration Statement on Form S-1
                     Filed January 16, 2014
                     File No. 333-190788

Dear Mr. Reynolds:

On behalf of Hispanica International Delights of America, Inc., Commission File Number 333-190788 (hereinafter "the Company"), in accordance with your letter dated December 31, 2013, state as follows:

 General

   Comment 1.   It appears you have revised an outdated version of your registration statement on Form S-1. Please ensure that you are revising the most recent version of the registration statement, and that all the changes you have previously agreed to make are included in the latest amendment.

    Response 1.   We have in fact used a previous outdated version as a result of a change in our EDGAR filing service.  We have used the correct version in this filing.

    Comment 2.    We note your response to prior comment 2 in our letter dated December 31, 2013. On page 7 you state “[w]e are an emerging growth company and are electing to extend our transition period for meeting new or revised accounting standards.” On page 8 you state “[w]e have irrevocably elected not to avail ourselves to this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not ‘emerging growth companies.’” We also note similar disclosure on your cover page and other locations throughout the prospectus. Please reconcile or advise.

    Response 2.   We are electing to to extend our transition period and have made the corrections in the document on pages iii, 2 and 8.

Prospectus Summary

     Comment 3.   Please revise to delete the reference to selling security holders.

    Response 3.   We have made the corrections.  When we worked with the correct version, that reference did not exist any longer.

A Cautionary Note Regarding Forward-Looking Statements, page 1

    Comment 4.     We note that you also have a forward-looking statements section following the risk factors section. Please revise to delete this forward-looking statements section prior to the Summary section.

    Response 4.   We have deleated the forward-looking statement prior to the Summary section on Page 1.

Risk Factors

We are seeking additional financing to initiate distribution …, page 8

    Comment 5.    Revise to reinsert your disclosure that the company is seeking an additional $125,000 in the first six months of 2014.

    Response 5.   The statement was reinstated when we worked with the correct version.  See page 8.

Changing and unpredictable market conditions …, page 9

    Comment 6.    We note your statement that “there can be no guarantee that current demand for our programs will continue.” We also note that the company has not conducted any business or generated any sales. Please revise the noted statement to clarify that the company currently does not have any products or programs.

    Response 6.   We deleted the initial statement “ ~~There can be no guarantee that current demand for our programs will continue. There are several other companies currently offering similar products and if these companies are successful in developing new marketing programs, our marketing programs may become obsolete and undesirable in the marketplace. In such a scenario, our current products may become less desirable by our intended customer~~ base,” and replaced it with, “ Although the company does not currently offer any products for distribution the company will be entering a market that already has other companies distributing products in the respective category .” On page 9 under Sub Heading titled, Changing and unpredictable market conditions may impact the demand for our products.

Use of Proceeds, page 13

    Comment 7.   We note your response to comment 6 that “management of the company will loan the company sufficient funds to enable the company to continue operating.” Please revise to indicate the amount of funds that management will loan the company. Also revise to clearly indicate whether the loan agreement with management is legally enforceable by the company.

    Response 7.   We note the comment and have added the following statement on page 13 under the sub heading Use Of Proceeds, “The Management of the company has given a verbal commitment, to loan the company up to $2,500 a month for six months. Although the management has made this commitment on a verbal basis there is currently no loan agreement nor is there any enforcement mechanism to enforce the loan unto to the management of the company.”

    Comment 8.   We note your response to comment 7. As previously requested, please clarify whether any material amounts of other funds are necessary to accomplish the specified purposes noted such as administrative, inventory and capital expenditures. If so, then state the amounts and sources of such other funds needed for each such specified purpose and the sources thereof.

    Response 8.   We note your comment but we do not foresee any material amounts of other funds necessary to accomplish the specified purposes other than what we have designated in the percentages, and amounts, already stated in the table on page 13 under sub heading Use of Proceeds.

    Comment 9.   As previously noted in a prior comment, you present the Use of Proceeds on the gross proceeds to the company. Please revise your use of proceeds discussion to address the use of proceeds on a net basis after the deduction of expenses.

    Response 9.   We have made the update with EDGAR.

    Comment 10.  We note your statements regarding the use of proceeds in the first paragraph, regarding if $375,000 is raised, and the second paragraph, if $500,000 is raised, on page 14 do not appear to be reflected in the Use of Proceeds table immediately following those paragraphs. Please revise your Use of Proceeds table to reflect the $125,000 allocation for operating costs associated with the distributor acquisition if 75% is raised and the $125,000 allocation to working capital if 100% is raised.

    Response 10.   We revised our Use of Proceeds table as requested.  See Page 14.

     Comment 11.   We note you indicate that the capital expenditures included the purchasing of distribution assets along with vehicles, routes, and warehouse space/fixtures. Please note that Instruction 5 to Item 504 requires that if you are purchasing assets you need to briefly describe the assets and state the cost of the assets. Additionally, Instruction 6 to Item 504 requires that if the proceeds may, or will, be used to finance acquisitions of other businesses, the identity of such businesses, if known, or the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business shall be included. Please revise as appropriate.

     Response 11.   Further descriptions of capital expenditures have been made in footnote c) The company has not negotiated with any business to acquire, and it is only in the initial stages of identifying candidates it can negotiate with on the terms and prices of assets that may be acquired; therefore there are no preliminary figures that have been determined at the time of this filing.

Dilution, page 15

     Comment 12.    We are no longer able to recalculate your dilution calculation under the 75%, 50% or 25% scenarios. Please either revise or advise which assumptions to this calculation have changed since the previous amendment. Please also revise the risk factor on page 9 discussing dilution as appropriate.

     Response 12.   We inadvertently replaced data in this section with old information. Our December submission was more accurate than January. We replaced the January version with the correct data from the December submission. The only major flaw we found with December is the $15,000 estimated offering expense was not being deducted properly from post-offering tangible assets.

Description of Securities, page 19

     Comment 13.   We note your response to prior comment 8. Please disclose the table from your response in the Recent Sales of Unregistered Securities section.

     Response 13.   A new table has been inserted on page 19.

Description of Business, page 21

Business of Issuer, page 21

     Comment 14.    We note your response to prior comment 12. Please clarify your statement that the company has “commenced initial operations” pursuant to the Gran Nevada Beverage distribution agreement. Revise to disclose your response to comment 12 and provide additional disclosure to explain the statement that you have “begun to initiate warehouse and leasing locations in CA and TX for the purpose of doing DSD (Direct Store Distribution) in those regions.”

     Response 14.   We note the comment and have inserted the following statement on page 21 under Sub Heading Business of Issuer, “ Though HIDA has not yet commenced full operations it has begun to seek out warehouse and leasing locations in CA and TX for the purpose of doing DSD (Direct Store Distribution) in those regions ”.

    Comment 15.    Please revise to include a specific section of the prospectus that describes the company’s distribution agreement with Gran Nevada Beverage, Inc. Please disclose the material terms of the distribution agreement with Gran Nevada Beverage, Inc. Specifically address the duration of the agreement and that the purchase price for the company will be the applicable wholesale prices charged to Gran Nevada’s distributors.

    Response 15.   We note the comment and have added the following disclosure on page 21 under sub heading Business of Issuer, “The Distribution Agreement allows HIDA the right to purchase all GN products at distribution pricing and it is for a term of Sixty Months with an automatic renewal.”

    Comment 16.   Please revise to address the Gran Nevada products that the company plans on distributing in California and Texas.

    Response 16.   Comment noted and the following stated was added on page 21 under sub heading Business of Issuer,  “the Company has the right to distribute Gran Nevada 16oz Glass beverage products in North America”

    Comment 17.    We note your statement that “the company’s success not only depends on distribution but also the product flavors, blends, tastes and the quality of ingredients, in addition to the company’s ability to control input costs, manufacturing expense and deliver a consistent product.” Please revise your disclosure to state whether the company will be manufacturing the Gran Nevada line of beverages in addition to distributing those beverages.

    Response 17.   Comment noted and the statement has been revised and disclosed on page 24 under Business Growth Objectives, “Though the Company is currently working on adding more products to distribute.  The terms of such agreements will be disclosed once Distribution Agreements are signed. Such products will be in other categories besides the beverage space.”

Competition, page 26

     Comment 18.    We note the statement that “the company expects to have a portfolio of products that will not only include beverages.” Please clearly address whether the company has any products besides the Gran Nevada beverages.

     Response 18.   Comment noted and the following statement has been added on page 26 under sub heading Competition, “The Company is currently working on adding more products to distribute. The terms of such agreements will be disclosed once Distribution Agreements are signed. Such products will be in other categories besides the beverage space.”

Description of Property, page 26

    Comment 19.    Please revise to state the terms of the company’s office lease including duration and any payment amount.

        Response 19.   We changed the wording on page 26 to reflect the true nature of the relations.  As stated in footnote 4 to the financials: "The Company currently leases its offices on a month to month basis from the Conpany's President and stockholder for $500.00 per month."

Management’s Discussion and Analysis or Plan of Operation, page 27

Plan of Operation, page 27

    Comment 20 .    We note your response to prior comment 15. Please disclose your cash and cash equivalents as of the most recent practicable date.

        Response 20.   The cash and cash equivalent for period ending November 30, 2013 is $8,514.  This is noted on Page 27 of the document.

Executive Officers and Directors, page 31

    Comment 21.   We note your response to comment 18. Please revise your disclosure to indicate the beginning and ending dates for Mr. Leonzo’s employment specifically noting the month and year for each date. Please revise to indicate Mr. Gunther’s employment in more detail for the past four years. Please clarify under what business name Mr. Gunther managed his own sale business which specialized in products for apparel and construction. Also revise to indicate the beginning and ending dates for Mr. Gunther’s employment specifically noting the month and year for each date.

        Response 21.   We have made the changes, see page 31.

    Comment 22    Please correct the date of HIDA’s inception in Mr. Gruenbaum’s employment history.

        Response 22.   The date has been corrected to 2013 on page 31.

Certain Relationships and Related Transactions, page 32

    Comment 23.    We note your statement that the founder’s shares were sold to your officers and directors in April 2013. Please revise to indicate the amount of consideration paid by the officers and directors for the founder’s shares.

    Response 23   Please see Table and footnote number 2 on page 19, and page 60 which talks about recent sales of unregistered securities.

    Comment 24.   We note your response to comment 20 that the preferred shares were given to the directors as founders. We also note that the Statement of Stockholders’ Equity from Inception April 15, 2013 to May 31, 2013 indicates that the Series A Preferred shares were issued for services valued at $1,000. As previously requested, please revise the disclosure to indicate what consideration was paid by the directors for their Series A Preferred shares.

        Response 24.      The directors paid no consideration for these Preferred Shares.  These preferred shares were compensation for services previously rendered.  See Pages 29, 30 and 33 where that is addressed specifically and now corrected in the compensation table as well.

    Comment 25.    We note your statement that “HIDA expects to sell to a different customer base than the existing GN customer base. HIDA also expects that the expansion of the distribution of GN products will come from states like Texas and California where GN has little to no real current presences.” Please move this disclosure to a relevant section in your business discussion.

        Response 25   Comment Noted and the following statement was deleted from this section (page 32); ~~HIDA also expects that the expansion of the distribution of GN products will come from states like Texas and California where GN has little to no real current presences. HIDA will not be encompassing all of GN’s existing business as the two companies will operate separately and will continue to have some different customers.~~  A similar statement already appears on page 21 in the “Description of Business” section under subheading “Business of Issuer”.

    Comment 26.   As previously requested, please revise your disclosure to provide the information required by Item 404(a) regarding the $7,500 loan payable and that the company’s offices are leased from the Chairman and CEO.

        Response 26.      Sarbanes-Oxley Act Section 404 listed under Title IV of the act (Enhanced Financial Disclosures), and pertains to 'Management Assessment of Internal Controls', re quires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement also requires the Company to assess the effectiveness of such internal controls and procedures.  The Company addresses those issues on pages 33 through 35.

    Comment 27.    We note your response to comment 22 and that Messrs. Leonzo, Gunther and Gruenbaum are promoters. Please revise to provide the disclosure required by Item 404(c) of Regulation S-K or advise why the Item 404(c) disclosure is not required.

        Response 27   Under Item 404(a), as amended, consists of a general statement mandating that a company provide disclosure regarding any transaction:

•	since the beginning of the company's last fiscal year, or any currently proposed transaction;

•	in which the company was or is to be a participant;

•	in which the amount involved exceeds $120,000; and

•	in which any related person had or will have a direct or indirect material interest.

Since no transaction has taken place in which the amount involved exceeded $120,000, the disclosure in Item 404(c) does not apply.

Consolidated Financial Statements

General

    Comment 28.   Please update your financial statements as required by Rule 8-08 of Regulation S-X in the next amendment to the Form S-1 and provide an updated accountants’ consent.

        Response 28.

Audit Report, page F-1

    Comment 29.    The audit report again mentions your May 31, 2012 balance sheet and your statements of operations, stockholders' (deficit) and cash flows for the years ended May 31, 2013 and May 31, 2012. As we previously noted, these references may be in error as the only audited balance sheet presented is for May 31, 2013 and the only audited statements of operations, stockholders' (deficit) and cash flows presented are for the period from inception (April 15, 2013) to May 31, 2013. Please make arrangements with your auditor to revise their audit report, as necessary, to correct these inconsistencies.

        Response 29.   We have made the corrections.  When we worked with the correct version, that reference did not exist any longer.

Notes to the Consolidated Financial Statements

Note 3. Stockholders’ Equity, page F-8

    Comment 30.   Certain per share values have changed in this amendment and are no longer consistent with the values for the same transactions included in Note 3 to the interim financial statements for the period ended August 31, 2013. Please reconcile these discrepancies. Additionally, to the extent you have changes to your financial statements, please provide an updated or dual dated audit opinion or tell us why you believe this is not necessary.

        Response 30.      We have made the corrections.  When we worked with the correct version, those discreprencies referenced herein did not exist any longer.

    Comment 31.    You are again presenting the common stock share amounts on a pre-split basis (i.e. 18,400,000). Please revise to ensure all values are presented on a post-split basis.

        Response 31   We have made the corrections.  When we worked with the correct version, that reference did not exist any longer.

We acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call us.

Sincerely yours,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire
Chief Legal Officer, Secretary, Director

cc:     David Link